

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2024

Michael K. Korenko
Chief Executive Officer
Vivos Inc.
719 Jadwin Avenue
Richland, WA 99352

> **Re: Vivos Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 28, 2024**
> **File No. 024-12456**

Dear Michael K. Korenko:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Daniel W. Rumsey